EXHIBIT 1
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[LOGO - IPSCO]                                          NEWS RELEASE

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FOR IMMEDIATE RELEASE


                         IPSCO LABOUR AGREEMENT RATIFIED


[REGINA, SASKATCHEWAN] 9 December 2002 -- IPSCO Inc. (NYSE/TSX: IPS) announced today that local unions representing United Steel Workers of America (USWA) members at its Regina and Calgary steel and pipe making operations have ratified a collective agreement expiring on July 31,2006.

The agreement succeeds the existing collective agreement that expired on July 31, 2002 and provides for enhanced pensions as well as wage adjustments and other improvements in benefits. It provides full time employees with a one-time ratification bonus in December and also calls for base wage increases in August 2003 and August 2005.

For further information on IPSCO, please visit the company's web site at WWW.IPSCO.COM.


Company Contact:
Kelly Brossart
IPSCO
Tel. (306) 924-7475
Release #02-36


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